

Mail Stop 7010

May 29, 2009

By U.S. Mail and Facsimile

Mr. M. Steven Bender
Chief Financial Officer
Westlake Chemical Corporation
2801 Post Oak Boulevard, Suite 600
Houston, TX 77056

> **Re:** **Westlake Chemical Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Definitive Proxy Statement on Schedule 14A filed April 8, 2009**
> **File No. 001-32260**

Dear Mr. Bender:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Liquidity and Capital Resources, page 38
Debt, page 39

1.   Please confirm to us, and revise future filings to clarify, that you were in compliance with the covenants contained in your applicable debt agreements as of December 31, 2008.

Critical Accounting Policies, page 41

Long-Term Employee Benefit Costs, page 43

2.   We note that you identify long-term employee benefit costs as a critical
        accounting policy. In future filings, please expand your discussion to address the
        impact that market conditions have had on plan assumptions and the net periodic
        benefit cost, as well as the potential impact on future operations from a decrease
        in plan assets, changes in expected return, changes in other assumptions, and
        amortization of any actuarial loss. Please also address potential funding
        requirements relative to your accumulated benefit obligation.

Item 8 – Financial Statements and Supplementary Data, page 45

Note 2 – (Loss) Earnings Per Share, page 57

3.   In future filings, please disclose the number of shares that could potentially dilute
        earnings per share that were not included in the computation because to do so
        would be anti-dilutive. See paragraph 40(c) of SFAS 128 for guidance.

Note 20 – Guarantor Disclosures, page 76

4.   We note the Parent company generated no sales during the periods presented, yet
        reflected positive cash flows from operations in certain periods. It is not clear to
        us how you classified changes in inter-company receivables/payables during the
        periods or if changes included in operating cash flows should be included in
        financing cash flows. Please explain to us how you believe your current
        presentation complies with SFAS 95 or tell us how you intend to revise it in
        future filings. This comment is also applicable to your Form 10-Q.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

General

5.   We note that you identify long-lived assets as a critical accounting policy. In
        future filings, please expand your discussion to address how you consider the
        events described in paragraph 8 of SFAS 144 particularly as it pertains to recent
        declines in your sales, gross profits, and earnings during the last two quarters and
        whether you have performed any assessments of goodwill, intangible assets, and
        other long-lived assets during the period presented. In addition, please revise
        your critical accounting policy for long-lived assets in future filings to disclose
        and discuss the level at which you assess impairment, the material assumptions
        underlying your impairment analyses, and the potential impact of changes in
        those assumptions.

Note 7 – Derivative Commodity Instruments, page 9

6.   In future filings, please clarify the differences between the assets and liabilities included in the fair value disclosures under SFAS 157 and those included in the fair value disclosures under SFAS 161.

Item 2. – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Recent Developments, page 20

7.   In future filings, please provide more detailed information on the global economic downturn and its impact on your customers and your recent order activity. Since you have had reductions in sales and incurred net losses in the last two quarters, please also address these negative trends, management's plans to address such trends, any risks or uncertainties related to those plans and the potential consequences if those plans are not successful. Additionally, please expand your liquidity discussion to address the expected impact to current and future cash flows.

Liquidity and Capital Resources, page 23
Debt, page 24

8.   It appears from your disclosures that the fixed charge coverage ratio related to your senior notes and revolving credit facility may be your most significant and restrictive covenant. Please confirm or revise future filings accordingly. Additionally, please revise future filings to present the actual fixed charge coverage ratio versus the minimum ratio required as of each reporting date. Such a presentation will allow investors to more easily understand your current ability to meet and continue to meet this financial covenant. To the extent that you have other significant and restrictive financial covenants, please disclose actual ratios/amounts versus minimum/maximum ratios/amounts required as of each reporting date.

9.   Please confirm to us, and revise future filings to clarify, that you were in compliance with the covenants contained in your applicable debt agreements as of the latest balance sheet date.

Item 4. Disclosure Controls and Procedures

10.   Please confirm supplementally that your disclosure controls and procedures were effective, without qualification as to "all material aspects". In future filings, state whether your disclosure controls and procedures are effective or are not effective also without qualification.

Definitive Proxy Statement on Schedule 14A filed April 8, 2009

Compensation Discussion and Analysis, page 12

Cash Incentive Plans/Bonuses, page 16

11.   In future filings, please clarify and describe in greater detail how you calculated
        the annual cash incentives for each executive officer. For example, for each
        executive officer quantify as applicable, the target and actual EVA achieved by
        the company, the target and actual EVA achieved by the relevant business
        segment, and the formula applied to the EVA. Note that under Item 402(b)(1)(v)
        of Regulation S-K, a filer must disclose how it determined the amount and
        formula for each element of compensation.

12.   In future filings, please disclose in greater detail how the EVA (net operating
        profit after tax less a capital charge) target and actual amounts are calculated.
        Also disclose whether these measures were adjusted and, if so, explain how these
        adjustments were calculated. See Item 402(b)(2)(vi) of Regulation S-K.

13.   We note your disclosure that non-financial and individual performance factors are
        also analyzed to calculate the awards. Please disclose in future filings how
        individual roles and other performance measures factor into the compensation
        amounts you disclose for each executive officer. See Item 402(b)(2)(vii) of
        Regulation S-K.

14.   In future filings, please disclose the items of corporate performance that are
        measured and the target levels under the QIP. Describe in greater detail how the
        QIP payments were calculated for each executive officer.

                                    *   *   *

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please furnish your response on EDGAR as a
correspondence file. Please understand that we may have additional comments after
reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 or Pamela Long, Assistant Director, at (202) 551-3760, if you have any questions regarding comments on legal matters. If you have any questions regarding comments on financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief